                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                                CORECOMM LIMITED
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                  21869Q 10 8
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                                 (CUSIP Number)


  RALPH H. BOOTH, II, BOOTH AMERICAN COMPANY, 333 WEST FORT STREET, 12TH FLOOR
                  DETROIT, MICHIGAN 48226  --  (313) 202-3360
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 APRIL 12, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21869Q 10 8              13D                        PAGE 2 OF 7 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Ralph H. Booth, II
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    42,446,630
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    8,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    42,446,630
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,454,630
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.56%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 21869Q 10 8                   13D                    PAGE 3 OF 7 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Booth American Company  /  S.S. No. 38-0826060
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan
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                7   SOLE VOTING POWER
  NUMBER OF
                    42,401,630
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    42,401,630
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,401,630
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.51%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

Name of issuer:                             CoreComm Limited

Address of issuer's
principal executive offices:                110 East 59th Street
                                            New York, New York 10022

Title of class of securities:               Common Stock

ITEM 2. IDENTITY AND BACKGROUND

(a)  Name of person filing:                 Ralph H. Booth, II
                                            Booth American Company

(b)  Residence or business address:         333 West Fort Street, 12th Floor
                                            Detroit, Michigan  48226

(c)  Present principal occupation and
     name, principal business and address
     where employment is conducted:         President
                                            Booth American Company
                                            Communications Investments
                                            333 West Fort Street, 12th Floor
                                            Detroit, Michigan  48226

(d) During the last five years the persons filing this statement have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the persons filing this statement have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the persons filing this statement were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The purchase of the shares and convertible note was funded by working capital of Booth American Company.

ITEM 4.  PURPOSE OF TRANSACTION.

  The shares and convertible note were acquired from the issuer as an investment to provide additional capital to the issuer. The reporting persons have no plans or proposals of the types described in the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  Amount beneficially owned by Booth American Company:      42,401,630 *


     Amount beneficially owned by Ralph H. Booth, II:          42,454,630 **

     Percent of class:              Booth American Company         37.51%
                                    Ralph H. Booth, II             37.56% **

---------------
* Consists of 600,000 shares of common stock owned by Booth American Company, 31,801,630 shares of common stock into which shares of 8.5% Senior Convertible Preferred Stock Series A and 8.5% Senior Convertible Preferred Stock Series A-1 owned by Booth American Company are currently convertible (after adjustment for accrued but undeclared dividends) and 10,000,000 shares of common stock into which a 10.75% Unsecured Convertible PIK Note due 2011 issued to Booth American Company is convertible. Under the terms of the 10.75% Unsecured Convertible PIK Note, conversion may not be effected until stockholder approval has been obtained for an increase in the number of authorized shares of the Issuer's common stock.

** Includes shares beneficially owned by Booth American Company. Ralph H. Booth, II is a shareholder of Booth American Company and has sole investment and voting control over such shares.


(b)  Number of shares as to which Booth American Company has:

   (i) Sole power to vote or direct the vote:                        42,401,630
  (ii) Shared power to vote or direct the vote:                               0
 (iii) Sole power to dispose or to direct the disposition of:        42,401,630
  (iv) Shared power to dispose or to direct the disposition of:               0

     Number of shares as to which Ralph H. Booth,II has:

   (i) Sole power to vote or direct the vote:                        42,446,630
  (ii) Shared power to vote or direct the vote:                           8,000
 (iii) Sole power to dispose or to direct the disposition of:        42,446,630
  (iv) Shared power to dispose or to direct the disposition of:           8,000

(c) As previously reported on a Schedule 13G filed January 19, 2001 pursuant to Rule 13d-1(c), Ralph H. Booth, II and Booth American Company beneficially owned 5.42% and 5.35%, respectively, of the Issuer's Common Stock. On April 12, 2001, Booth American Company (1) acquired from the Issuer a 10.75% Unsecured Convertible PIK Note due 2011 which by its terms is convertible into 10,000,000 shares of Common Stock upon shareholder approval of an increase in the number of authorized shares of the Issuer's common stock and (2) entered into an agreement with the Issuer to amend the conversion price and certain other terms of its 8.5% Senior Convertible Preferred Stock Series A and 8.5% Senior Convertible Preferred Stock Series A-1so that following the amendment such preferred stock is convertible into 31,801,630 shares of Common Stock (after adjustment of the conversion price for a dividend accrued March 31, 2001 but undeclared).

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with its acquisition of the Issuer's Convertible PIK Note, Booth American Company entered into a Funding Agreement with the Issuer. Under the terms of this Funding Agreement as well as the terms of the Note, Booth American Company and its affiliates (including Ralph H. Booth, II) agreed to certain "standstill" restriction to the effect that until the occurrence of a change of control or certain other bankruptcy or default events, they will not, in general: (1) form, join, participate in or encourage the formation of a group for the purpose of acquiring, holding or disposing of any security of the Issuer which has voting rights on matters submitted to stockholders; (2) make, or in any way participate in, any solicitation of proxies, become a participant in an election contest with respect to the Issuer or initiate, propose or otherwise solicit stockholders of the Issuer for the approval of one or more stockholder proposals with respect to the Issuer or induce or attempt to induce any other person to initiate any stockholder proposal; (3) otherwise act, directly or indirectly, alone or in concert with others, to seek to control the management, board of directors, policies or affairs of the Issuer or any of its subsidiaries, or solicit, propose, seek to effect or negotiate with any other person with respect to any form of business combination transaction involving, directly or indirectly, the Issuer or any of its subsidiaries, or any restructuring, recapitalization or similar transaction with respect to the Issuer or any of its subsidiaries, or announce or disclose an intent, purpose, plan or proposal with respect to the Issuer or any of its subsidiaries or any of the Issuer's voting securities inconsistent with the standstill agreement, including an intent, purpose, plan or proposal that is conditioned on or would require the Issuer to waive the benefit of or amend any provision of the Funding Agreement or the Convertible Notes, or assist, participate in, facilitate or encourage or solicit any effort or attempt by any person to do or seek to do any of the foregoing; or (4) encourage or render advice to or make any recommendation or proposal to any person, or directly or indirectly participate, aid or abet or otherwise induce any person or engage in any of the actions prohibited by the standstill agreement or to engage in any actions consistent with such prohibitions.

     The Reporting Persons have not entered into any other contracts, arrangements or understandings with respect to the acquisition, ownership, voting or disposition of the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Written Agreement Relating to the Filing of Joint 13D Statement - SEC Rule 13d-1(k)

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2001                      /s/ Ralph H. Booth, II
                                            ----------------------
                                            Ralph H. Booth, II


                                            BOOTH AMERICAN COMPANY

                                            By:  /s/ Ralph H. Booth, II
                                                 ----------------------
                                                 Ralph H. Booth, II
                                                 President

EXHIBIT

                    WRITTEN AGREEMENT RELATING TO THE FILING
                   OF JOINT 13D STATEMENT -- SEC RULE 13d-1(k)


     Pursuant to Rule 13d-1(k) of the Securities and Exchange Commission, each of the undersigned hereby agrees to the joint filing of a Schedule 13D statement under the Securities Exchange Act of 1934 and any amendments thereto relating to acquisitions of the equity securities of CoreComm Limited, and such Schedule 13D statement and amendments thereto when signed and filed by the undersigned shall be deemed filed on behalf of each of them.


Date:  April 19, 2001                            /s/ Ralph H. Booth, II
                                                 -------------------------
                                                 Ralph H. Booth, II


                                                 BOOTH AMERICAN COMPANY



                                                 By: /s/  Ralph H. Booth, II
                                                     -------------------------
                                                     Ralph H. Booth, II
                                                     President